UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Issuance of Press Release

On May 18, 2026, Turbo Energy, S.A. (the “Company”) issued a press release announcing the filing of its Annual Report on Form 20-F for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”).

The press release highlighted the Company’s audited financial results for full year 2025, including revenue growth of approximately 107% year-over-year to approximately $23.46 million and significant improvement in operating performance compared to 2024.

The press release also discussed the strengthening of the Company’s financial position through approximately $5.0 million in aggregate gross proceeds raised through a Registered Direct Offering and issuances under its at-the-market program, which reinforced the Company’s balance sheet and increased shareholders’ equity to levels above Nasdaq’s minimum stockholders’ equity requirement for continued listing.

In addition, the press release discussed the Company’s continued strategic transition toward an AI-driven intelligent energy infrastructure platform focused on software-defined energy management, advanced storage integration and commercial and industrial (“C&I”) energy infrastructure deployments, together with recent operational milestones, industrial energy infrastructure projects, strategic partnerships and international expansion initiatives.

A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Files FY2025 Annual Report Highlighting 107% Revenue Growth and Strategic Transition to AI-Driven Energy Infrastructure,” dated May 18, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: May 18, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

2